UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-------------------------------------

FORM 10-K

[X]	SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

Contains only Financial Statements
For the Fiscal Year Ended December 31, 2012

Commission file number 333-184392

OWENS REALTY MORTGAGE, INC.
(Exact name of registrant as specified in its charter)

Maryland	46-0778087
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

2221 Olympic Boulevard
Walnut Creek, California	94595
(Address of principal executive offices)	(Zip Code)

(925) 935-3840
Registrant’s telephone number,
including area code

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ]  No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [   ]  No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [  ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes [  ] No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [X] No [  ]

The registrant was incorporated on August 9, 2012 and has a fiscal year ended December 31. As of December 31, 2012, there was no established trading market for the registrant’s common stock.

As of February 28, 2013, the registrant had outstanding 1,000 shares of Common Stock, $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE
NONE.

EXPLANATORY NOTE

On February 12, 2013, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4, as amended (Commission File No. 333-184392) (the “Registration Statement”), of Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”) relating to the proposed merger of Owens Mortgage Investment Fund, a California Limited Partnership, with and into the Company.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective (or for the life of the company if less than a full fiscal year), then that company must, within 90 days after the effective date of the registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended December 31, 2012; therefore, as required by Rule 15d-2, the Company is hereby filing such certified financial statements with the SEC in lieu of filing a full Annual Report on Form 10-K .

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Balance Sheet of Owens Realty Mortgage, Inc. as of December 31, 2012	2

Unaudited Pro Forma Consolidated Balance Sheet of Owens Realty Mortgage, Inc. as
of December 31, 2012	4

Unaudited Pro Forma Consolidated Statement of Operations of Owens Realty Mortgage, Inc.
for the year ended December 31, 2012	5

Notes to Unaudited Pro Forma Consolidated Financial Statements of Owens Realty
Mortgage Inc.	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder of
Owens Realty Mortgage, Inc.
Baltimore, Maryland

We have audited the accompanying balance sheet of Owens Realty Mortgage, Inc. (the “Company”) as of December 31, 2012. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ CROWE HORWATH LLP

San Francisco, California
March 28, 2013

OWENS REALTY MORTGAGE, INC.
BALANCE SHEET

As of December 31, 2012
Assets:
Cash	$1,000
Total Assets	$1,000
Liabilities and stockholder’s equity:
Liabilities	$—
Stockholder’s equity:
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$10
Additional paid in capital	990
Total stockholder’s equity	1,000
Total liabilities and stockholder’s equity	$1,000

OWENS REALTY MORTGAGE, INC.
NOTE TO THE BALANCE SHEET
1.	Organization

Owens Realty Mortgage, Inc. (the “Company”) was incorporated on August 9, 2012, under the laws of the State of Maryland and was authorized to issue 1,000,000 shares of $0.01 par value common stock at the time of its incorporation. Per the Articles of Amendment and Restatement of the Company dated January 23, 2013, the authorized shares of common stock were increased to 50,000,000 shares. In addition, the Company is now authorized to issue 5,000,000 shares of preferred stock at $0.01 par value per share. The Company was created to effect the merger described in the Registration Statement on Form S-4, as amended, of the Company, declared effective on February 12, 2013 (File No. 333-184392).  Per resolutions of the Board of Directors of the Company on August 9, 2012, the Board of Directors authorized the issuance of 1,000 shares of $0.01 par value common stock to William C. Owens in exchange for cash consideration of $1.00 per share (for total consideration of $1,000).

Prior to the merger, the Company is not expected to conduct any business other than incident to the merger. In the merger, Owens Mortgage Investment Fund, a California Limited Partnership (“OMIF”), will merge with and into the Company. Upon effectiveness of the merger, the outstanding 1,000 shares of common stock of the Company will be cancelled and every 25 limited partner units of OMIF will be converted into one share of common stock of the Company. Additionally, certain interests held by the general partner of OMIF will be converted into shares of common stock of the Company. The Company will, by virtue of the merger, directly or indirectly own all of the assets and business formerly owned by OMIF.

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following tables present the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012 and the unaudited pro forma consolidated balance sheet as of December 31, 2012 giving effect to the reorganization transactions and REIT conversion described in the Registration Statement on Form S-4, as amended (the “Registration Statement”) of Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”), declared effective by the Securities and Exchange Commission on February 12, 2013 (File No. 333-184392). The unaudited pro forma consolidated balance sheet is presented as if the REIT conversion had occurred on January 1, 2012 based on the conversion of OMIF units as of January 1, 2012. The unaudited pro forma consolidated statement of operations presents the effects of the REIT conversion as though it had occurred on January 1, 2012 based on the conversion of units as of January 1, 2012. The unaudited pro forma consolidated financial data are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma consolidated financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the REIT conversion been completed as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes included in, or incorporated by reference into, the Registration Statement and the Annual Report on Form 10-K of Owens Mortgage Investment Fund, a California Limited Partnership (“OMIF”), for the year ended December 31, 2012.

The unaudited pro forma consolidated statement of operations and consolidated balance sheet do not reflect the following:

•	One-time transaction costs related to the REIT conversion, currently estimated to be $1,200,000; and

•	The potential immaterial effect of lower cash balances these transactions have on interest income, higher borrowing costs or foregone investment opportunities.

To qualify as a REIT, at least 90% of taxable income, determined without regard to the dividends paid deduction and by excluding any net capital gain, is required to be distributed to stockholders. Upon making a REIT election, the Company anticipates that it may have NOLs that can be carried forward and utilized to potentially reduce the amount of future required distributions.

The pro forma financial results assume that 100% of taxable income has been distributed and that all relevant REIT qualifying tests, as dictated by the Internal Revenue Code and Internal Revenue Services rules and interpretations, were met for the entire year.

For accounting purposes, the merger of OMIF with and into the Company will be treated as a transfer of assets and exchange of shares between entities under common control. The accounting basis used to initially record the assets and liabilities in the Company is the carryover basis of OMIF. Stockholder’s equity of the Company will be that carried over from the total partners’ capital of OMIF.

OWENS REALTY MORTGAGE, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2012

	Owens Mortgage Investment Fund (“OMIF)	Pro Forma	Owens Realty Mortgage, Inc. (“ORM”)
	Actual	Adjustments	Pro Forma
Assets
Cash and cash equivalents	$21,131,505	-	$21,131,505
Restricted cash	6,264,110		6,264,110
Loans secured by trust deeds, net of allowance for losses of $24,541,897	45,844,365	-	45,844,365
Interest and other receivables	3,485,061	-	3,485,061
Vehicles, equipment and furniture, net of accumulated depreciation of $35,539	29,790	-	29,790
Other assets, net of accumulated amortization of $842,050	1,805,397	(708,464)	1,096,933
Investment in limited liability company	2,141,777	-	2,141,777
Real estate held for sale	56,173,094	-	56,173,094
Real estate held for investment, net of accumulated depreciation of $6,518,160	71,600,255	-	71,600,255
TOTAL ASSETS	$208,475,354	(708,464)	$207,766,890

Liabilities and Partners’ Capital/Stockholders’ Equity
Liabilities:
Accrued distributions payable	$1,234,352		$1,234,352
Due to general partner/manager	298,349		298,349
Accounts payable and accrued liabilities	4,012,650		4,012,650
Deferred gains	1,327,406		1,327,406
Notes payable	13,384,902		13,384,902
Total liabilities	20,257,659		20,257,659
Partners' capital (units subject to redemption):
General partner	1,840,030	(1,840,030)	-
Limited partners, authorized 500,000,000 units, 278,605,524 units outstanding	178,328,365	(178,328,365)	-
Total OMIF partners' capital	180,168,395	(180,168,395)	-
Noncontrolling interests	8,049,300	(8,049,300)	-
Total partners' capital	188,217,695	(188,217,695)	-
Stockholders’ Equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued and outstanding	-	-	-
Common stock, $.01 par value; 50,000,000 shares authorized; 11,198,121 shares issued and outstanding	-	111,981	111,981
Additional paid-in capital	-	182,985,281	182,985,281
Accumulated deficit	-	(3,637,331)	(3,637,331)
Total ORM. stockholders’ equity	-	179,459,931	179,459,931
Noncontrolling interests	-	8,049,300	8,049,300
Total stockholders' equity	-	187,509,231	187,509,231
TOTAL LIABILITIES AND PARTNERS’ CAPITAL/STOCKHOLDERS’ EQUITY	$208,475,354	(708,464)	$207,766,890

See accompanying notes to unaudited pro forma consolidated financial statements.

OWENS REALTY MORTGAGE, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

	Owens Mortgage Investment Fund (“OMIF”)	Pro Forma	Owens Realty Mortgage, Inc. (“ORM”)
	Actual	Adjustments	Pro Forma
Revenues:
Interest income on loans secured by trust deeds	$2,567,583	-	$2,567,583
Gain on sale of real estate and other assets, net	3,306,912	-	3,306,912
Recognition of deferred gain on sale of real estate	804,929		804,929
Rental and other income from real estate properties	13,237,664	-	13,237,664
Income from investment in limited liability company	155,741	-	155,741
Other income	5,290	-	5,290
Total revenues	20,078,119	-	20,078,119
Expenses:
Management fees to general partner/manager	1,760,589	-	1,760,589
Servicing fees to general partner/manager	164,606	-	164,606
Administrative	320,420	-	320,420
Professional fees	1,010,558	-	1,010,558
Rental and other expenses on real estate properties	12,527,981	-	12,527,981
Interest expense	523,579	-	523,579
Environmental remediation expense	100,000	-	100,000
Other	90,354	-	90,354
(Reversal of) provision for loan losses	(124,000)	-	(124,000)
Impairment losses on real estate properties	4,873,266	-	4,873,266
Total expenses	21,247,353		21,247,353
Net loss	$(1,169,234)		$(1,169,234)
Less: Net income attributable to noncontrolling interests	(510,586)		(510,586)
Net loss attributable to OMIF/ORM	$(1,679,820)		$(1,679,820)
Net loss allocated to general partner	$(17,120)	17,120	$-
Net loss allocated to limited partners	$(1,662,700)	1,662,700	$-
Net loss allocated to limited partners per weighted average limited partnership unit	$(0.01)	0.01	$-
Net loss per common share amounts:
Basic: Net loss attributable to ORM	$-	(0.15)	$(0.15)
Weighted average common shares outstanding:
Basic	-	11,198,121	11,198,121

See accompanying notes to unaudited pro forma consolidated financial statements.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma adjustments reflect the extinguishment of Owens Mortgage Investment Fund (“OMIF”) partners' capital and replacement with 11,198,121 shares of common stock of Owens Realty Mortgage Inc. (the “Common Stock”) and additional paid-in capital based on 279,983,780 units outstanding as of
January 1, 2012 (after reduction for Owens Financial Group, Inc.’s units represented by its carried interest) and a 25:1 conversion rate. Capitalized offering costs incurred of $708,464 as of December 31, 2012 were adjusted out of Other Assets and reflected as a reduction in additional paid-in capital as of December 31, 2012. Common Stock was calculated by multiplying the shares of Common Stock outstanding of 11,198,121 by $.01 par value per share. Accumulated deficit was calculated by totaling the OMIF net losses and income distributions made to partners during the year ended December 31, 2012. Additional paid-in capital was calculated by taking the total OMIF partners’ capital at December 31, 2012 and subtracting the Common Stock, accumulated deficit and capitalized offering costs per above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   OWENS REALTY MORTGAGE, INC.

                                  By: /s/    William C. Owens
                                  Name: William C. Owens
                                  Title: Chief Executive Officer, President and Director
                                  Date: March 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
Signature	Title	Date
/s/ William C. Owens	Chief Executive Officer, President and Director (Principal Executive Officer)	March 28, 2013
Name: William C. Owens
/s/ Bryan H. Draper	Treasurer, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 28, 2013
Name: Bryan H. Draper

Supplemental Information to be Furnished with Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act:

No annual report to security holders covering the year ended December 31, 2012 and no proxy statement, form of proxy or other soliciting proxy materials were sent to the registrant’s security holders with respect to any annual or other meeting of security holders of the registrant as of the date of this report.

EXHIBIT INDEX
Exhibit Number	Description
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32	Certification Pursuant to 18 U.S.C. Section 1350